SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

     Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the President of the Comisión Nacional de Valores [National Securities and Exchange Commission] dated June 27, 2005 regarding Agreements entered into with related parties, Section 73, Law 17,811 (under Decree No. 677/01).

Item 1

Telefónica Holding de Argentina S.A.

Buenos Aires, June 27, 2005.

To the President of
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Agreements entered into with related parties,
Section 73, Law 17,811 (under Decree No. 677/01).

Dear Sirs,

     I am writing to you on behalf of Telefónica Holding de Argentina S.A. (hereinafter referred to as the "Company"), domiciled at Avenida Ingeniero Huergo 723, ground floor, in connection with the provisions of the referenced rule.

     In that connection, I hereby inform you that the Board of Directors of the Company has approved an extension of the expiration term corresponding to the loan agreement entered into with Telefónica Internacional, S.A., as detailed in the Exhibit attached hereto.

     Such approval by the Board of Directors has been sustained by the relevant decision of the Company’s Audit Committee, which is made available to the shareholders at the Company’s address, Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 6 p.m.

     Yours sincerely,

Pablo Luis Llauró
Attorney

BCBA THA 91

Telefónica Holding de Argentina S.A.

	Expiration Term to be extended
			Extension agreed upon

Original Date of Loan		Principal + Interest
	Dates	(US Dollars)	Expiration		Interest Rate
				Principal (US Dollars)

02-12-01(*)	06-27-05	6,300,000	06-27-06	6,300,000	Libor 6 months
					+5.50%
02-12-01(*)	06-27-05	6,459,332.50	12-27-06	6,459,332.50	Libor 6 months
					+5.50%

(*) Corresponding to the same loan.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	June 29, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel